UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1997
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ___________ to ___________




                  US Airways, Inc. 401(k) Savings Plan
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444




























                           US AIRWAYS, INC.
                         401(k) SAVINGS PLAN

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1997 and 1996

                    (With Independent Auditors'
                           Report Thereon)



























                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN








                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1997 and 1996                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1997 and 1996                               3

     Notes to Financial Statements                         4 - 15

Supplemental Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1997                            16 - 17

Supplemental Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1997                                 18

Signature                                                      19

Exhibit 23

     Consent of Independent Auditors                           20



















                  Independent Auditors' Report


The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan (the Plan), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                            KPMG Peat Marwick LLP
June 12, 1998


                           US AIRWAYS, INC.
                         401(k) SAVINGS PLAN


         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                 December 31,
                                              --------------------
                                              1997            1996
                                              ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund         $ 239,942,434   $ 196,731,304
          US Airways Common Stock Fund     207,438,910      72,760,893
          Fidelity Equity Income Fund      165,244,527     113,645,244
          Fidelity Spartan U.S. Equity
            Index Portfolio                 73,411,088      38,666,486
          Capital Growth Mix Portfolio 45,313,907 35,778,877 Fidelity Retirement Government
            Money Market Portfolio          42,444,074      38,186,803
          Fidelity Intermediate Bond Fund   21,419,128      18,833,705
          Neuberger & Berman Guardian Trust 21,248,359       8,880,099
          Moderation Mix Portfolio          13,397,985       8,417,652
          Income Mix Portfolio               2,714,770       1,953,338
      Participant loans                     26,715,794      18,447,842
                                           -----------     -----------
                                           859,290,976     552,302,243

    At contract value:
      Fixed Income Fund                     36,141,816      31,401,787
                                           -----------     -----------
       Total investments                   895,432,792     583,704,030
                                           -----------     -----------

  Receivables:
    Participant contributions                4,958,566       2,284,062
    Employer contributions                     235,042         215,442
                                           -----------     -----------
       Total receivables                     5,193,608       2,499,504
                                           -----------     -----------
           Total assets                    900,626,400     586,203,534
                                           -----------     -----------

Liabilities
  Accrued expenses                              63,237          44,689
                                           -----------     -----------
       Total liabilities                        63,237          44,689
                                           -----------     -----------
Net assets available for plan benefits   $ 900,563,163   $ 586,158,845
                                           ===========     ===========


See accompanying Notes to Financial Statements.

                           US AIRWAYS, INC.
                         401(k) SAVINGS PLAN


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

                                            Years ended December 31,
                                            ------------------------
                                              1997            1996
                                              ----            ----
Additions to net assets attributable to:
  Net appreciation in fair value
    of investments                       $ 203,502,580  $  35,546,979
  Investment income                         33,223,449     44,104,565
  Interest income on participant
    loans                                    1,847,899      1,291,764
  Participant contributions                 82,058,710     73,059,151
  Employer contributions                     5,757,899      5,344,839
  Rollover contributions                       227,185        230,745
                                           -----------    -----------
        Total additions                    326,617,722    159,578,043
                                           -----------    -----------

Deductions from net assets attributable to:
  Benefits paid to participants             11,984,242      9,492,170
  Administrative expenses                      227,155        180,669
                                           -----------    -----------
        Total deductions                    12,211,397      9,672,839
                                           -----------    -----------
          Net increase                     314,406,325    149,905,204

Net assets available for plan benefits:
  Beginning of year                        586,158,845    436,268,249
  Transfer to the US Airways, Inc.
    Employee Savings Plan                       (2,007)       (14,608)
                                           -----------    -----------
  End of year                            $ 900,563,163  $ 586,158,845
                                           ===========    ===========


















See accompanying Notes to Financial Statements.

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------


1.  Description of Plan

The following description of the US Airways, Inc. 401(k) Savings Plan (the Plan), formerly the USAir 401(k) Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under
Section 401(k) of the Internal Revenue Code (IRC), as amended and to qualify under Section 401(a) of the IRC. The Plan was established effective September 1, 1988 to provide retirement income to employees of US Airways, Inc. (US Airways or the Company). In general, employees of US Airways, who are covered by a collective bargaining agreement which provides for their participation in the Plan, with at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by US Airways. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US
Airways Group, Inc. (Group), is the issuer of certain common stock securities held pursuant to the Plan.

(b)  Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 1997 and 1996 could not exceed the statutory limit of $9,500 per year.

The Company will make a 50% matching contribution each payroll period, up to two percent of compensation for those participants who are represented by the International
Association of Machinists and Aerospace Workers (the IAM).

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Retirement Government Money Market Portfolio.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 1997, the Company offered eleven investment options in the form of eight individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The eleven options available to participants are as follows:

Fidelity Magellan Fund - The fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund. Effective November 28, 1997 participants who exchange out of this fund to other investment options cannot exchange into the fund for a period of 30 calendar days.

                          US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fidelity Equity Income Fund - The fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

Fidelity Spartan U.S. Equity Index Portfolio - The portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

Neuberger & Berman Guardian Trust - The fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity Spartan U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.
                               6

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fixed Income Fund - The fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceeding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $3,500, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $3,500, the distribution can be deferred or provided in cash as a lump sum distribution.

(g) Forfeited Accounts

Forfeited nonvested accounts are used by the Company to reduce future employer contributions. During 1997 employer contributions were reduced by $344 from forfeited nonvested accounts.

                                7

                          US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(h) Administrative expenses

Certain administrative expenses of the Plan are paid by US
Airways.


2.  Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital
Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix
Portfolio and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US
Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis.

The value of a participant's investment in the US Airways Common Stock Fund is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the US Airways Common Stock Fund as of the close of each quarter during 1997 and 1996 were as follows:

    1997            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                  1,793,129               $    38.44
June 30                   1,976,072                    52.69
September 30              2,186,809                    61.08
December 31               2,289,865                    90.59

                (table continued on next page)




                               8

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

    1996            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                  1,124,679               $    28.84
June 30                   1,568,339                    28.32
September 30              1,859,303                    25.97
December 31               1,986,917                    36.62


(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
















           (this space intentionally left blank)

















                                9

                                                             US AIRWAYS, INC.
                                                         401(k) SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
        The following table represents the investment funds' and participant loans' activities, for the years ended
        December 31, 1997 and 1996:
                                                     Fidelity                                              Fidelity
                                                    Retirement                                Fidelity      Spartan        Income
                                         Fixed      Government    Fidelity     Fidelity        Equity      U.S. Equity      Mix
                                         Income    Money Market   Magellan    Intermediate     Income        Index          Port-
                                         Fund 1)   Portfolio 1)    Fund 1)    Bond Fund 1)     Fund 1)     Portfolio 1)     folio 1)
                                      -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1995          $28,440,801* $32,743,408* $196,204,255* $18,922,917   $ 74,022,540*  $19,969,296   $1,102,889

Investment income                       1,714,944    1,712,337    31,652,464    1,246,109      6,765,745       835,532            -
Net appreciation (depreciation)
  in fair value                                 -            -   (10,230,018)    (598,733)    11,151,344     5,054,629      113,978
Interest income on participant loans            -            -             -            -              -             -            -
Contributions                           2,952,486    5,941,850    33,650,019    2,756,042     13,700,838     4,907,702      353,717
Net exchanges between investment funds   (846,667)    (914,433)  (51,366,024)  (3,049,978)     9,725,242     8,461,956      426,761
Administrative expenses                   (37,000)      (5,844)      (78,740)      (1,165)        (6,735)         (630)        (863)
Benefits paid to participants            (823,911)  (1,384,078)   (3,066,540)    (430,985)    (1,699,405)     (561,321)     (43,144)
Transfers from (to) other plans             1,134       93,563       (34,112)     (10,502)       (14,325)         (678)           -
                                      -----------  -----------  ------------  -----------   ------------   -----------   ----------
Net Change in Investment Funds          2,960,986    5,443,395       527,049      (89,212)    39,622,704    18,697,190      850,449
                                      -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1996           31,401,787*  38,186,803*  196,731,304*  18,833,705    113,645,244*   38,666,486*   1,953,338

Investment income                       2,118,731    2,226,126    15,596,680    1,217,334      8,931,367     1,544,508            -
Net appreciation (depreciation)
  in fair value                            31,517     (180,363)   34,872,182      175,074     28,422,885    14,752,325      230,105
Interest income on participant loans            -            -             -            -              -             -            -
Contributions                           2,927,801    5,712,128    27,310,282    2,385,700     17,517,629     8,645,886      376,513
Net exchanges between investment funds    689,818   (1,525,105)  (30,946,817)    (603,177)      (715,569)   10,580,735      248,087
Administrative expenses                   (36,261)      (7,271)      (71,927)      (1,106)       (10,950)       (2,005)      (1,280)
Benefits paid to participants            (991,308)  (2,069,612)   (3,491,621)    (587,727)    (2,527,534)     (771,412)     (91,993)
Transfers from (to) other plans              (269)     101,368       (57,649)        (675)       (18,545)       (5,435)           -
                                      -----------  -----------  ------------  -----------   ------------   -----------   ----------
Net Change in Investment Funds          4,740,029    4,257,271    43,211,130    2,585,423     51,599,283    34,744,602      761,432
                                      -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1997          $36,141,816  $42,444,074  $239,942,434* $21,419,128   $165,244,527*  $73,411,088*  $2,714,770
                                      ===========  ===========  ============  ===========   ============   ===========   ==========

                                                   (table continued on next page)

                                                                    10

                                                           US AIRWAYS, INC.
                                                         401(k) SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                         Capital                  US Airways      Neuberger
                                         Growth      Moderation     Common        & Berman
                                           Mix          Mix         Stock         Guardian   Participant
                                      Portfolio 1)  Portfolio 1)    Fund 1)         Trust        Loans       Other         Total
                                      -----------   -----------  ------------   -----------  -----------   ----------  ------------
Balance at December 31, 1995          $21,889,133*  $ 4,954,946  $ 22,642,988*  $         -  $12,791,796   $2,583,280  $436,268,249

Investment income                               -             -             -       177,434            -            -    44,104,565
Net appreciation in fair value          3,907,487       832,852    24,634,441       680,999            -            -    35,546,979
Interest income on participant loans            -             -             -             -    1,291,764            -     1,291,764
Contributions                           7,861,283     2,082,230     3,285,287     1,269,707            -     (126,426)   78,634,735
Net exchanges between investment funds  2,481,780       627,180    22,871,103     6,793,413    4,789,667            -             -
Administrative expenses                   (15,399)       (3,397)      (23,707)       (5,150)           -       (2,039)     (180,669)
Benefits paid to participants            (323,042)      (54,763)     (644,605)      (34,991)    (425,385)           -    (9,492,170)
Transfers from (to) other plans           (22,365)      (21,396)       (4,614)       (1,313)           -            -       (14,608)
                                      -----------   -----------  ------------   -----------  -----------   ----------  ------------
Net Change in Investment Funds         13,889,744     3,462,706    50,117,905     8,880,099    5,656,046     (128,465)  149,890,596
                                      -----------   -----------  ------------   -----------  -----------   ----------  ------------
Balance at December 31, 1996           35,778,877*    8,417,652    72,760,893*    8,880,099   18,447,842    2,454,815   586,158,845

Investment income                               -             -             -     1,588,703            -            -    33,223,449
Net appreciation in fair value          7,131,298     1,994,646   115,383,065       689,846            -            -   203,502,580
Interest income on participant loans            -             -             -             -    1,847,899            -     1,847,899
Contributions                           8,568,605     2,591,523     5,755,017     3,558,606            -    2,694,104    88,043,794
Net exchanges between investment funds (5,918,600)      797,768    13,946,804     6,620,545    6,825,511            -             -
Administrative expenses                   (17,844)       (4,610)      (36,727)      (18,626)           -      (18,548)     (227,155)
Benefits paid to participants            (226,363)     (382,066)     (368,196)      (70,952)    (405,458)           -   (11,984,242)
Transfers from (to) other plans            (2,066)      (16,928)       (1,946)          138            -            -        (2,007)
                                      -----------   -----------  ------------   -----------  -----------   ----------  ------------
Net Change in Investment Funds          9,535,030     4,980,333   134,678,017    12,368,260    8,267,952    2,675,556   314,404,318
                                      -----------   -----------  ------------   -----------  -----------   ----------  ------------
Balance at December 31, 1997          $45,313,907*  $13,397,985  $207,438,910*  $21,248,359  $26,715,794   $5,130,371  $900,563,163
                                      ===========   ===========  ============   ===========  ===========   ==========  ============


*  Investment fund balance represents greater than five percent of net assets available for plan benefits.
1) Party in interest.


                                                                   11

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.   Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $36,141,816 and $31,401,787 at December 31, 1997 and 1996, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1997 and 1996 was $85,983,442 and $79,111,397.
The average portfolio crediting interest rate was approximately 6.0% and 5.8% at December 31, 1997 and 1996, respectively. The portfolio average yield was approximately 6.1% for the years ended December 31, 1997 and 1996.

For GICs with variable rates (approximately 49% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1997 and 1996.
The fair value of the portfolio was $85,243,181 and $79,347,056 at December 31, 1997 and 1996.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

(a)	As of the termination date, each investment fund shall
be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(b)	All participant accounts must be disposed of in the
forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.


6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1997           1996
                                          ----           ----
     Net assets available for plan
       benefits per the financial
       statements                     $900,563,163  $586,158,845
     Amounts allocated to withdrawing
       participants                       (213,984)     (164,172)
                                       -----------   -----------
     Net assets available for plan
       benefits per the Form 5500     $900,349,179  $585,994,673
                                       ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1997
                                                -----------------
     Benefits paid to participants per the
       financial statements                        $11,984,242
     Add:   Amounts allocated to withdrawing
            participants at December 31, 1997          213,984
     Less:  Amounts allocated to withdrawing
            participants at December 31, 1996         (164,172)
                                                    ----------
     Benefits paid to participants per the
       Form 5500                                   $12,034,054
                                                    ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


8.  Legal Proceedings

During the fourth quarter of 1995, the Association of Flight Attendants (AFA) filed a grievance against US Airways contending that the Company had violated certain sections of the collective bargaining agreement between the AFA and US Airways. US Airways' flight attendants are eligible to participate in the Plan pursuant to their collective bargaining agreement with the Company. The AFA maintained that US Airways' flight attendants were entitled to receive company matching contributions based on certain provisions of their collective bargaining agreement. On May 5, 1998, the arbitrator in this grievance issued a preliminary opinion providing that flight attendants are not entitled to receive matching contributions. Once final, this opinion eliminates potential for any past contributions owed to the Plan pursuant to this grievance.

                         US AIRWAYS, INC.
                       401(k) SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

9.  Arbitration Remedy Settlement

As the result of a decision and award by an arbitrator who ruled that the Company was required to match 401(k) contributions made by mechanics and related personnel represented by the IAM as of September 30, 1995, the Company entered into an agreement with the IAM with respect to US Airways employees whose coverage in this Plan is provided pursuant to a collective bargaining agreement with the IAM. Key points in this agreement are as follows: (i) in December 1995, the Company made a special one-time contribution of $9.4 million to the accounts of IAM employees who were covered under the agreement as of September 30, 1995 and who made payroll contributions to the Plan during the period April 1, 1993 through September 30, 1995 equal to 50% of such contributions up to a maximum of two percent of the employees compensation for each payroll period; (ii) during the first quarter of 1996, the Company made another special one-time contribution of $1.1 million to the accounts of IAM employees who made payroll contributions to the Plan during the period October 1, 1995 through December 31, 1995 equal to 50% of such contributions up to a maximum of two percent of compensation for each payroll period; and (iii) effective January 1, 1996, the Company amended the Plan to provide for 50% company matching contributions each payroll period up to two percent of compensation for IAM employee participants.


10. Transfers to the US Airways, Inc. Employee Savings Plan

Transfers to the US Airways, Inc. Employee Savings Plan represent the correction of a recordkeeping error.









              (this space intentionally left blank)

                                                                             Supplemental Schedule I
                                           US AIRWAYS, INC.                              Page 1 of 2
                                         401(k) SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------

                                          December 31, 1997
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Magellan Fund*         Shares in registered        $195,800,786      $239,942,434
                                  investment company

US Airways Common Stock         Common stock of employer's   122,525,388       207,438,910
  Fund*                           parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Equity                 Shares in registered         122,853,856       165,244,527
  Income Fund*                    investment company

Fidelity Spartan U.S.           Shares in registered          53,951,536        73,411,088
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered          35,452,199        45,313,907
  Portfolio*                      investment companies

Fidelity Retirement             Shares in money               42,444,074        42,444,074
  Government Money                market fund
  Market Portfolio*

Fidelity Intermediate           Shares in registered          21,456,499        21,419,128
  Bond Fund*                      investment company

Neuberger & Berman              Shares in registered          20,957,533        21,248,359
  Guardian Trust                   investment companies

                                  (table continued on next page)

                                                 16

                                                                             Supplemental Schedule I
                                           US AIRWAYS, INC.                              Page 2 of 2
                                         401(k) SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                          December 31, 1997
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----            -------
Moderation Mix Portfolio*       Shares in registered          11,056,888        13,397,985
                                  investment companies

Income Mix Portfolio*           Shares in registered           2,514,084         2,714,770
                                  investment companies

Participant Loans               Interest rates range                   -        26,715,794
                                  from 7% to 11%
                                  per annum

Fixed Income Fund*              Guaranteed Investment         36,141,816        36,141,816
                                  Contracts, interest rates
                                  range from 4.05% to 8.28%
                                  per annum

                                                            ------------      ------------
     Total Investments                                      $665,154,659      $895,432,792
                                                            ============      ============


*Party in interest.







                                                 17

                                                                            Supplemental Schedule II
                                           US AIRWAYS, INC.
                                         401(k) SAVINGS PLAN

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1997

Aggregate transactions during the year ended December 31, 1997, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                           ------------   ---------    ------------   --------      -----------
Fidelity Magellan Fund*    $105,447,551      253       $ 97,117,418       253       $ 9,393,571

Fidelity Equity             107,093,563      253         83,916,728       253         7,647,066
  Income Fund*

US Airways Common Stock     414,993,694      253        395,498,712       253        49,333,730
  Fund*

Fidelity Spartan U.S.        75,141,050      253         55,149,846       251         3,838,619
  Equity Index Portfolio*

Fidelity Retirement         210,967,853      256        206,710,581       253                 -
  Government Money
  Market Portfolio*

Capital Growth               24,656,372      253         22,255,194       250         2,864,917
  Mix Portfolio*

Fixed Income Fund*           87,213,109      256         82,473,081       252                 -

Neuberger & Berman           34,396,280      253         22,719,646       243         1,026,519
  Guardian Trust

Fidelity Intermediate        16,757,491      256         14,347,026       248           (61,850)
  Bond Fund*

*Party in interest.
                                                 18


                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                      US Airways, Inc.
                                      401(k) Savings Plan




                                 By:  /s/ James A. Hultquist
                                      ----------------------
                                      James A. Hultquist
                                      Controller
                                      US Airways Group, Inc.

June 26, 1998

































                                19